# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Wicked Bold LLC

Financial Statements and Report

December 31, 2022 and 2021

# Table of Contents



## Independent Accountant's Review Report

To Management of:
Wicked Bold LLC

We have reviewed the accompanying financial statements of Wicked Bold LLC (the company), which comprise the statements of balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

*We are required to be independent of Wicked Bold LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.*

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 5 to the financial statements, the company has operated at a loss and has primarily relied on debt to finance operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
January 23, 2023


**Wicked Bold LLC**

Balance Sheet (Unaudited)

As of December 31, 2022 and 2021


| | Note | | 2022 | | 2021 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current Assets** | | | | | |
| Cash and cash equivalents | 1.f | $ | 43,252 | $ | 1,747 |
| Other current assets | | | 1,830 | | 778 |
| **Total Current Assets** | | | 45,082 | | 2,525 |
| | | | | | |
| **Noncurrent Assets** | | | | | |
| Right-of-use assets, operating leases | 1.g, 2 | | 23,868 | | 44,814 |
| **Total Noncurrent Assets** | | | 23,868 | | 44,814 |
| **Total Assets** | | | 68,950 | | 47,339 |
| | | | | | |
| **Liabilities & Members' Equity** | | | | | |
| **Liabilities** | | | | | |
| **Current Liabilities** | | | | | |
| Short term debt | | | 6,480 | | 8,500 |
| Operating lease liabilities, current | 1.g, 2 | | 23,257 | | 20,381 |
| **Total Current Liabilities** | | | 29,737 | | 28,881 |
| | | | | | |
| **Noncurrent Liabilities** | | | | | |
| Revenue sharing notes | 3 | | 142,631 | | 32,054 |
| Operating lease liabilities, noncurrent | 1.g, 2 | | - | | 23,257 |
| **Total Noncurrent Liabilities** | | | 142,631 | | 55,311 |
| **Total Liabilities** | | | 172,368 | | 84,192 |
| **Members' Equity** | | | | | |
| Additional paid-in capital | | | 15,416 | | 14,521 |
| Accumulated Deficit | | | (118,834) | | (51,374) |
| **Total Members' Equity** | | | (103,418) | | (36,853) |
| **Total Liabilities & Members' Equity** | | $ | 68,950 | $ | 47,339 |


4



See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


**Wicked Bold LLC**
Statement of Income  (Unaudited)
For the years ended December 31, 2022 and 2021

| | Note | | 2022 | | 2021 |
|---|---|---|---|---|---|
| Revenues | 4 | $ | 57,704 | $ | 146,245 |
| Cost of Revenues | 1.i | | 41,306 | | 70,165 |
| **Gross Profit (Loss)** | | | 16,398 | | 76,080 |
| **Operating Expenses** | | | | | |
| Rent and utilities | | | 31,989 | | 25,316 |
| Office supplies | | | 16,743 | | 20,180 |
| Salaries and wages | | | 8,950 | | 43,696 |
| Advertising and promotion | | | 7,362 | | 4,831 |
| Memberships and licenses | | | 6,808 | | 3,518 |
| Insurance | | | 3,802 | | 1,714 |
| Communications and information technology | | | 2,265 | | 4,053 |
| Taxes other than income taxes | | | 1,746 | | 525 |
| Automobile | | | 1,523 | | 81 |
| Other operating (income) expense | | | 1,238 | | 7,917 |
| Repairs and maintenance | 1.j | | 90 | | 5,000 |
| **Total Operating Expenses** | | | 82,516 | | 116,831 |
| **Operating Income (Loss)** | | | (66,118) | | (40,751) |
| Interest expense | | | (1,342) | | - |
| **Net Income (Loss)** | | $ | (67,460) | $ | (40,751) |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# Wicked Bold LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

| | Additional Paid-In Capital | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|
| Balance at January 1, 2021 | $ 12,739 | $ (10,623) | $ 2,116 |
| Net income (loss) | - | (40,751) | (40,751) |
| Owner contributions | 1,782 | - | 1,782 |
| **Balance at December 31, 2021** | 14,521 | (51,374) | (36,853) |
| Net income (loss) | - | (67,460) | (67,460) |
| Owner contributions | 895 | - | 895 |
| **Balance at December 31, 2022** | $ 15,416 | $ (118,834) | $ (103,418) |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# Wicked Bold LLC

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2022 and 2021

| | | 2022 | | 2021 |
|---|---|---|---|---|
| **Cash Flows** | | | | |
| **Cash Flows From Operating Activities** | | | | |
| Net income (loss) | $ | (67,460) | $ | (40,751) |
| **(Increase) decrease in operating assets, net of effects of businesses acquired** | | | | |
| Operating lease asset | | 20,946 | | 18,327 |
| Other assets | | (1,052) | | (778) |
| **Increase (decrease) in operating liabilities, net of effects of businesses acquired** | | | | |
| Operating lease obligations | | (20,381) | | (17,387) |
| **Net Cash Provided by (Used in) Operating Activities** | | (67,947) | | (40,589) |
| **Cash Flows from Financing Activities** | | | | |
| Net proceeds from (repayments of) short-term borrowings | | (2,020) | | 8,500 |
| Proceeds from issuance of revenue sharing notes | | 127,400 | | 34,100 |
| Payments for debt issuance costs | | (14,807) | | (2,046) |
| Repayment of debt | | (2,016) | | - |
| Owner contributions | | 895 | | 1,782 |
| **Net Cash Provided by (Used in) Financing Activities** | | 109,452 | | 42,336 |
| **Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash** | | 41,505 | | 1,747 |
| Cash, cash equivalents, and restricted cash at beginning of year | | 1,747 | | - |
| **Cash, Cash Equivalents, and Restricted Cash at End of Year** | | 43,252 | | 1,747 |

**Supplemental Cash Flow Information**
  **Cash Paid During the Year for**

| | | 2022 | | 2021 |
|---|---|---|---|---|
| Interest | $ | 1,342 | $ | - |

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

# Notes to the Financial Statements

**Wicked Bold LLC**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

## 1. Summary of significant accounting policies

### a. Nature of operations

Wicked Bold LLC (the Company) is engaged in the production, distribution & marketing of dark chocolate and chocolate products in the United States.

### b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

### c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

### d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation

or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

**e. Income taxes**

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

**f. Cash and cash equivalents**

Cash and cash equivalents includes deposits at financial institutions.

**g. Leases**

The FASB issued ASU 2016-02, or the leasing standard or ASC 842, in February 2016. ASU 2016-02 requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also requires certain qualitative and quantitative disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.

The Company determines if an arrangement is a lease at the inception of the contract. The asset component of the Company's operating leases are recorded as operating lease right-of-use ("ROU") assets, and the liability component is recorded as an operating lease liability.

ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments if an implicit rate of return is not provided with the lease contract. Operating lease right-of-use assets are adjusted for incentives received. Lease cost is recognized on a straight-line basis over the lease term.

**Wicked Bold LLC**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

### h. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives its revenue from retail and e-commerce sales and from wholesale distribution. Retail revenue is recognized at the point of sale and e-commerce/ wholesale revenue is recognized at time of shipment.

### i. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs (cacao, cane sugar, and cocoa butter), packaging costs, and rent and utilities at production facilities.

### j. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

### k. Comprehensive income

The Company does not have any comprehensive income items other than net income.

## 2. Leases

On November 1, 2020, the Company commenced a 39 month lease to rent 1,045 square feet of commercial real estate in Flower Mound, Texas.  The Company has an operating lease right-of-use asset of $23,868

**Wicked Bold LLC**
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

and $44,814 related to this lease as of December 31, 2022 and December 31, 2021, respectively. The Company has current operating lease liabilities of $23,257 and $20,381, and noncurrent operating lease liabilities of zero and $23,257, related to this lease as of December 31, 2022 and December 31, 2021, respectively.

**3. Revenue sharing notes**

During 2021, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $34,100 in the form of unsecured debt with a payback that is tied to a revenue share rate of 1.2% and a maturity date of April 1st, 2025.

During 2021, the Company received draws on the amount raised totaling $32,054, net of debt issuance costs of $2,046.

During 2022, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $51,100 in the form of unsecured debt with a payback that is tied to a revenue share rate of 2.6% and a maturity date of October 1, 2027.

During 2022, the Company received draws on the amount raised totaling $48,034, net of debt issuance costs of $3,066.

During 2022, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $76,300 in the form of unsecured debt with a payback that is tied to a revenue share rate of 4.0% and a maturity date of March 31, 2029.

During 2022, the Company received draws on the amount raised totaling $64,559, net of debt issuance costs of $11,741.

As of December 31, 2022 the Company has made payments against these notes totaling $2,016.

**4. Revenue**

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Revenues consist of the following:

|  | | 2022 | | 2021 |
| --- | --- | --- | --- | --- |
| Brick & mortar retail sales | $ | 18,889 | $ | 111,745 |
| E-commerce | | 26,079 | | 27,446 |
| Wholesale | | 12,736 | | 7,054 |
| Total revenue | $ | 57,704 | $ | 146,245 |

## 5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has operated at a loss and relied on debt to finance its operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to continue to raise funds via crowdfunding campaigns. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

## 6. Subsequent events

Management evaluated all activity of the Company through January 23, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.